NEWS RELEASE

GRANTING OF INCENTIVE STOCK OPTIONS

BRITISH COLUMBIA, Canada—8th January, 2008—InNexus Biotechnology Inc. (OTCBB: IXSBF) (TSX VENTURE: IXS), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced the Grant of Incentive Stock Options

The Company has, effective December 20, 2007, granted incentive stock options to purchase an aggregate of 300,000 common shares without par value in the capital of the Company to certain persons who are either a director, officer, employee or consultant of the Company.  These options will be exercisable for a period of 5 years expiring December 19, 2012, all at a price of $0.21 per common share.

The Options will vest equally on a quarterly basis, over a period of 18 months, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid, subject to the approval of the TSX Venture Exchange.

The granting of the foregoing incentive stock options is subject to acceptance by the TSX Venture Exchange.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.
“Jeff Morhet”

Jeff Morhet

President, CEO & Chairman

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President, CEO & Chairman jmorhet@ixsbio.com

The Investor Relations Group

Christine Berni/Joe Triunfo, 212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Media:

Janet Vasquez/ Michaela Heller, 212-825-3210

jvasquez@investorrelationsgroup.com

mheller@investorrelationsgroup.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788